FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver BC V6M 2A3

Item 2:	Date of Material Change

July 6, 2011.

Item 3:	News Release

A news release dated & issued on July 6, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Changes

3.5 gpt (0.10 opt), 3E* over 53m (173.8 ft) including 8.00 gpt (0.23opt), 3E over 11m (36 ft), in DN011, The Highest Grade 3E Intersection To Date, On River Valley Platinum Group Metals Project, Sudbury, Ont.

Item 5:	Full Description of Material Change

  Highest grade 3E to date intersected hole DN011
  The mineralization shows excellent continuity along strike and to depth.
  The River Valley Project is one of North America’s newest and largest Advance Stage Exploration and Development PGM Projects
  Results of drill hole DN010 and DN011:
    3.50 gpt, (0.10opt), 3E over 53 metres (173.8 ft) in hole DN011 including 3.89 gpt, (0.11 opt), 3E over 13m (42.6ft)
      including 8.00 gpt, (0.23 opt), 3E over 11m (36.1ft)
    And 2.38 gpt, (0.07 opt), 3E over 14 meters (45.9ft)
      including 4.09 gpt, (0.12opt), 3E over 4m (13.1ft)
    1.59 gpt, (0.05 opt), 3E over 18 meters (59.0 ft) in hole DN010 including 2.16 gpt, (0.06opt), 3E over 5m (16.4ft)
  Additional drill holes have now been planned to follow up the extension of the high grade zone intersected in DN011
  2nd Phase of $5 Million Exploration Program is in progress

*3E=Pt+Pd+Au

July 6th 2011 Vancouver, Canada Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCQX: PAWEF; FSE: P7J) is pleased to report drill hole DN011, collared in the Dana North Area of the Company’s 100% owned River Valley Platinum Group Metals (PGM) Project near Sudbury, Ontario, intersected 8.00 g/t (0.23 opt) Pd+Pt+Au over 11 metres, (36 ft), the highest grade intersection to date.

This mineralized zone in the contact breccia unit is bracketed by above average grade mineralization and shows consistently high values. The total mineralized intersection was 53 metres (173.8 ft) at 3.50 g/t (0.10 opt) Pt+Pd+Au. Drill Holes DN009 to DN012 were collared at section 10200 and were completed to test the shallower portions of the Breccia Zone on the north section of Dana North (figures 1 and 2).

Drill Hole DN009 (‐54°) was collared at the same setup as DN010 (‐45°), and drilled to the east to test the deeper extension of the mineralized zone. Drill Holes DN011 and DN012 were targeting the shallower sections of the Breccia Zone on the same section (figure 1). Drill Holes DN009 to DN011 continue to confirm the presence of higher‐grade sulphide‐associated PGM (Pt+Pd+Au) values that occur within a broad lower‐grade mineralization envelope.

Table 1 Illustrates significant assay intervals in holes DN009 and DN011.

Assay results of hole DN012 will be announced shortly after final QA/QC have been received.

Four drill holes have been planned to extend the extensive mineralization that intersected in Drill Hole DN011 (figure 2). Furthermore, 3D-IP grids were extended to the north to extend the known mineralized breccia zone in the northern extension of Dana Area (approximately 100-150 meters north of DN011).

Based on preliminary geophysical results new drilling targets have been generated. Final geophysical results will be announced shortly after completion.

Project Objectives:

  Management objective for River Valley is to prove sufficient reserves to establish a Multi Million tonne open pit PGM bulk mineable project.
  Conclude a series of exploration programs including ground geophysics to generate new drill targets.
  Complete multiple drill campaigns to test new targets and update the NI 43-101 compliant resource estimate; within 12 months (Spring 2012).
  Preliminary Economic Assessment (PEA): Within 18 months
  Commence Pre -Feasibility within 36 months.
Figure-2 DN001-2011 to DN012-2011 location Map

Drill Hole DN011 showed significant mineralization assaying 8gpt 3E over 11 metres (0.23 opt over 36.1 feet), Highest 3E value to date.

Table 1- Significant assay Intervals of DN009 and DN011 (Composite Results)

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Pt (gt)	Pt (opt)	Pd (gt)	Pd (opt)	Au (gt)	3E (gt)	3E (opt)	Ni (%)	Cu (%)	Rh
DN009	91	94	3	9.8	1.7	0.40	0.01	0.99	0.03	0.01	1.40	0.04	0.01	0.01	Results Pending
DN010	223	241	18	59.0	15.3	0.35	0.01	1.18	0.03	0.06	1.59	0.05	0.03	0.10
Including	223	228	5	16.4	4.25	0.49	0.01	1.61	0.05	0.06	2.16	0.06	0.04	0.12
And	233	239	6	19.7	5.11	0.40	0.01	1.40	0.04	0.07	1.87	0.05	0.04	0.10
Including	233	235	2	6.6	1.70	0.64	0.02	2.38	0.07	0.12	3.14	0.09	0.04	0.15
DN011	52	56	4	13.1	3.40	0.75	0.02	0.83	0.02	0.01	1.59	0.05	0.00	0.01
And	72	86	14	45.9	11.91	0.55	0.02	1.70	0.05	0.12	2.38	0.07	0.02	0.13
Including	72	76	4	13.1	3.40	0.97	0.03	2.93	0.09	0.18	4.09	0.12	0.02	0.12
And	134	187	53	173.8	45.10	0.83	0.02	2.52	0.07	0.15	3.50	0.10	0.03	0.18
Including	143	156	13	42.6	11.06	0.90	0.03	2.83	0.08	0.16	3.89	0.11	0.03	0.17
Including	171	182	11	36.1	9.36	1.82	0.05	5.83	0.17	0.35	8.00	0.23	0.07	0.38
And	223	231	8	26.2	6.81	0.39	0.01	1.26	0.04	0.07	1.72	0.05	0.04	0.12
Including	223	226	3	9.8	2.55	0.65	0.02	2.15	0.06	0.11	2.91	0.08	0.06	0.19

During Phase IA-2011, Pacific North West Capital completed 15 holes totalling 3750 metres of drilling from April through May in Dana North Area.

The first thirteen holes were drilled over a strike length of 220 metres and to maximum depth of 283 metres. Two holes, were drilled approximately 650 metres south of Dana North to confirm known mineralization in the Area.

The results from this program indicate that the mineralization has excellent continuity along strike and to depth.

Results to date are defining a mineralized zone that is between 55 and 5 metres in true thickness and extends to at least 250 metres in depth and contains higher grades over significant widths.

Several more high-grade intercepts have been intersected in the current exploration drilling program including: 35 metres at 2.76 g/t, 24 meters at 2.15 and  Pt/Pd/Au (3E) in DN004 and DN006 respectively.

Table 2 summarizes the significant intervals of first eight holes drilled during 2011-Phase IA Exploration Program.

Table 2- Significant assay Intervals of DN001 and DN008 (Composite Results)

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Pt (gt)	Pt (opt)	Pd (gt)	Pd (opt)	Au (gt)	3E (gt)	3E (opt)	Ni (%)	Cu (%)	Rh
DN001	123	173	50	164	27.9	0.26	0.01	0.77	0.02	0.05	1.1	0.03	0.02	0.09	Results Pending
Including	123	134	11	36.1	6.1	0.37	0.01	1.11	0.03	0.07	1.55	0.05	0.02	0.09
Including	141	153	12	39.4	6.7	0.31	0.01	0.9	0.03	0.05	1.26	0.04	0.02	0.11
Including	159	173	13	42.7	7.3	0.28	0.01	0.83	0.02	0.06	1.18	0.03	0.03	0.12
DN002	114	179	65	213.3	55.3	0.32	0.01	0.95	0.03	0.06	1.3	0.04	0.02	0.1
Including	146	158	12	39.4	10.2	0.43	0.01	1.3	0.04	0.08	1.82	0.05	0.03	0.14
Including	173	179	6	19.7	5.1	0.74	0.02	2.34	0.07	0.12	3.2	0.09	0.02	0.12
DN003	50	115	65	213.3	55.3	0.42	0.01	1.29	0.04	0.08	1.8	0.05	0.03	0.13
Including	50	59	9	29.5	7.7	0.98	0.03	3.09	0.09	0.18	4.25	0.12	0.03	0.22
Including	72	84	12	39.4	10.2	0.59	0.02	1.76	0.05	0.11	2.47	0.07	0.04	0.16
DN004	29	63	34	111.5	28.9	0.66	0.02	2	0.06	0.12	2.8	0.08	0.03	0.16
Including	29	40	11	36.1	9.4	1.12	0.03	3.4	0.10	0.18	4.71	0.14	0.04	0.24
Including	43	47	4	13.1	3.4	0.69	0.02	2.06	0.06	0.11	2.86	0.08	0.03	0.16
DN005	201	209	8	26.2	6.8	0.44	0.01	1.04	0.03	0.07	1.55	0.05	0.02	0.12
And	250	256	6	19.7	5.1	0.41	0.01	1.11	0.03	0.07	1.6	0.05	0.03	0.14
Including	253	255	2	6.6	1.7	0.6	0.02	1.62	0.05	0.09	2.31	0.07	0.04	0.18
DN006	131	155	24	78.7	13.4	0.58	0.02	1.44	0.04	0.13	2.15	0.06	0.02	0.14
Including	131	137	6	19.7	3.3	0.92	0.03	2.3	0.07	0.19	3.41	0.10	0.02	0.13
Including	145	155	10	32.8	5.58	0.6	0.02	1.5	0.04	0.12	2.22	0.06	0.03	0.17
DN007	33	79	46	150.9	39.1	0.46	0.01	1.1	0.03	0.08	1.65	0.05	0.02	0.11
Including	33	56	23	75.4	19.6	0.58	0.02	1.29	0.04	0.08	1.95	0.06	0.02	0.08
Including	60	62	2	6.6	1.7	0.65	0.02	1.53	0.04	0.18	2.36	0.07	0.03	0.28
Including	76	79	3	9.8	2.5	0.46	0.01	1.41	0.04	0.1	1.97	0.06	0.03	0.18
DN008	6	14	8	26.2	6.8	0.76	0.02	2.38	0.07	0.13	3.28	0.10	0.02	0.15
Including	9	14	5	16.4	4.2	1.03	0.03	3.24	0.09	0.18	4.45	0.13	0.03	0.18

Assay results of the remaining Drill holes will be announced shortly after receiving the results and conducting final QA/QC studies

Quality Assurance and Quality Control (QA/QC)

All diamond drill core samples were submitted to SGS Laboratories, Toronto, Ontario and assayed for Pt, Pd, Au, Cu and Ni and a 33 element ICP suite. Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with acqua-regia, and measurement with an ICP (inductively coupled plasma) finish. Lower limited of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by ICP. Concentrations of Cu-Ni were determined by ICP methods with detection limit of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%. One standard and one Blank were inserted every 40 samples into the sample stream. Duplicates were taken each 20th. This practice continues throughout 2011 Phase I (A) and Phase II drilling and includes the preparation and insertion of new and necessary standards at the cut-off grade and at the mean grade of the deposits. All sample preparation has been conducted and directed on site by contract geologists and samplers hired by PFN.

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry M.Sc, P.Geo, a director of the Company and a qualified person under the provisions of National Instrument 43-101.

About the River Valley PGM Project

The River Valley PGM project is located in the Dana and Pardo townships of Northern Ontario, approximately 60 km east of Sudbury, Ontario (figure-3). The project is road accessible in Canada’s premier Ni-Cu-PGM mining and smelting district which boasts excellent mining infrastructure and community support for mining activities.

The River Valley project mineral claims were optioned by PFN in 1998 following the discovery of highly anomalous PGM values in grab samples. The property was subsequently optioned by PFN to Anglo Platinum in 1999. Initial exploration was guided by geochemical and induced polarization surveys with subsequent drilling proving up significant mineralization at Dana Lake and Lismer’s Ridge.

Anglo Platinum continued to fund exploration under the terms of the option and joint venture agreement and invested over $22 million in the exploration including 500 drill holes of the property for a 50% stake in the joint venture.

Additional discoveries were made over a 9 km strike length but due to lower commodity prices and the financial crises in 2008 and 2009 the project’s true potential had not yet been realized.

The third mineral resource estimate in accordance with the guidelines set out by NI43-101 was published in 2006 and the results are as follows:

At a 1 g/t cut off

  Measured Resource: 7.99 million tonnes containing 342,000 ounces of palladium (1.33 g/t), 112,400 ounces of platinum (0.44 g/t) and 19,600 ounces of gold (0.08 g/t)
  Indicated Resources: 11.309 million tonnes containing 391,100 ounces of palladium (1.08 g/t), 132,600 ounces of platinum (0.36g/t) and 24,000 ounces of gold (0.07 g/t) with an additional inferred resource of 0.88 million tones containing 38,400 ounces of palladium (1.36g/t), 13,100 ounces of platinum (0.46g/t) and 2,100 ounces of gold (0.07 g/t) using a 1 g/t cut off (pt/pd)

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51‐102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary
Telephone: 250‐404‐0310 Facsimile: 604‐685‐6550

Item 9:	Date of Report

July 6, 2011